

Mail Stop 3628

March 3, 2009

VIA FACSIMILE and US MAIL

Peter M. Rosenblum, Esq.
Foley Hoag LLP
155 Seaport Boulevard
Boston, MA 02210

>   **Re: Galaxy Nutritional Foods, Inc.**
>   **Schedule TO-T Filed on February 13, 2009**
>   **Filed by Andromeda Acquisition Corp. and MW1 LLC**
>   **File No. 005-39072**
>
>   **Schedule 13E-3 Filed February 13, 2009**
>   **Filed by Andromeda Acquisition Corp. and MW1 LLC**
>   **File No. 005-39072**

Dear Mr. Rosenblum:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Joint Schedule TO-T and Schedule 13E-3

1. We note that only Andromeda Acquisition Corp., who is referred to in the offer document as the "Purchaser," is the only offeror identified on the cover page of the joint schedule. We also note that MW1 LLC is identified only as the "Parent of the Offeror." Please revise your cover page and document to clarify that MW1 is also an offeror in the tender offer rather than merely the parent of the Purchaser. Please note that the definition of "offeror" includes not only the purchaser of securities in the offer, but also any person or entity on whose behalf the offer is made. See Instruction K(1) to Schedule TO and see

also "Identifying the Bidder in a Tender Offer" in the Division of Corporation Finance's Current Issues and Rulemaking Projects Outline, available at www.sec.gov.

2. Reference is made to the signature page of the joint Schedule TO/13E-3. It is unclear in what capacity Mill Road Capital, LP is signing the joint schedule. For example, we note that Mill Road will be the entity providing for all of the required funds for Andromeda and its parent, MW1, in connection with the tender offer. Such participation in the tender offer suggests that Mill Road should be identified as an offeror not only on the cover page of the joint schedule, but that the document should be clarified to indicate that Mill Road is also an offeror in the tender offer.

   In addition, we note that Mill Road entered into a term sheet agreement with Galaxy Partners on February 6, 2009, pursuant to which Mill Road is deemed to beneficially own the approximately 51% shares held by Galaxy Partners. In that regard, we note the joint Schedule 13D filing made by Galaxy Partners and Mill Road on February 9, 2009. The disclosure in the offer document, however, does not identify Mill Road is a filing person for purposes of the Schedule 13E-3. Please revise your disclosure to accordingly identify Mill Road as a filing person for the Schedule 13E-3, or advise us of the basis upon which Mill Road was determined not to be an affiliate engaged in this going private transaction.

3. It is unclear as to whether Galaxy Partners has signed the joint schedule only as a filing person as part of the Schedule 13E-3 filing or also as offerors participating in the tender offer. To the extent Galaxy Partners is not an offeror in the tender offer, Galaxy Partners should file its own separate Schedule 13E-3. Please provide us with an analysis as to whether Galaxy Partners should be considered an offeror in the tender offer.

4. To the extent you add Mill Road, Galaxy Partners or any other additional parties as offerors, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. Please confirm that these parties understand that they may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

5. What consideration was given to whether MRCGP, the sole general partner of Mill Road, each person controlling MRCGP as set forth in Schedule II to the offer document; each member of Galaxy Partners as set forth in Schedule III to the offer document; Timothy Krieger, the sole manager and governor of Galaxy Partners; any executives officers and directors of Galaxy Nutritional who will continue to hold positions with Galaxy Nutritional after the going private transaction are affiliates engaged in the transaction for purposes of Rule 13e-3 and should be named as filing persons on the Schedule 13E-3? For guidance, we refer you to Section II.D.3 of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov.

6. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Please revise to disclose

to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material facts upon which he/she relied in reaching such conclusion. Please be reminded that each Schedule 13E-3 filing person who is not an offeror in the tender should not be included in the joint Schedule TO/13E-3, but may file a separate Schedule 13E-3.

Exhibit (a)(1)(A): Offer Document

General

7. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the offer document following the Summary Term Sheet. See Rule 13e-3(e)(1)(ii). Please revise the document to include a Special Factors section and ensure the disclosure follows the Summary Term Sheet. Please ensure that the Special Factors section only includes disclosure responsive to Items 7, 8 and 9 of Schedule 13E-3. See Rule 13E-3(e)(1)(ii) and General Instruction E to Schedule 13E-3.

Cover Page

8. We note your disclosure that you intend "to accept for payment, purchase and pay for Shares validly tendered and not properly withdrawn pursuant to the Offer in the event that a number of Shares, together with any Shares then owned by Purchaser, representing 66.7% of the outstanding Shares of the Company as of the Expiration Date of the Offer have been validly tendered and not properly withdrawn." Please further clarify your disclosure here and elsewhere where you include similar language that you may terminate the offering despite reaching the 66.7% amount because one of the offer conditions is that there has been validly tendered and not properly withdrawn an amount together with shares then owned by the Purchaser represents at least 90% of Galaxy Nutritional's outstanding shares. In addition, please advise us of the length of time over which the tender offer will be extended if the condition seeking a minimum of 90% of Galaxy Nutritional's shares is waived.

Summary Term Sheet, page 1

9. This section should include a brief summary of all of the essential features and the significance of the going private transaction. For example, your summary should include a brief discussion on the following: (i) the principal advantages and disadvantages of the tender offer and going private transaction, (ii) merger or termination of the registration of your shares under the Exchange Act if after the tender offer there are less than 300 shareholders; and (iii) the fairness of the transaction to unaffiliated shareholders; and (iv) the interests of the filing persons and affiliates. With respect to the last bullet point, your disclosure should include a discussion in reasonable detail the interests of Mill Road and

Galaxy Partners affiliates in this transaction not shared by unaffiliated shareholders. Additionally, your expanded disclosure should specify what each affiliate will receive, both common and other kind of securities or other interests in the surviving entity. Please quantify to the extent possible. Please refer to Item 1001 of Regulation M-A and also Section II.F.2 of Securities Act Release No. 7760 for a list of other issues that may be appropriately disclosed in the Summary Term Sheet.

Determination of Validity, page 13

10. We note your disclosure indicating that your determination of certain events will be "final and binding on all parties." Revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations. Please make similar changes to the document where you provide similar disclosure that your determination will be final and binding on all parties.

Certain United States Federal Income Tax Considerations, page 14

11. Please revise the introductory paragraph to clarify that the discussion summarizes the material tax consequences, rather than "certain" tax consequences.

12. Discuss the federal tax consequences of the Rule 13e-3 transaction on the company and its affiliates. See Item 1013(d) of Regulation M-A.

Information Concerning the Company, page 18

13. The summarized financial information presented in accordance with Item 1010(c) of Regulation M-A is required for all of the periods specified in Item 1010(a). In that regard, we note that Galaxy Nutritional's Form 10-Q for the quarter ended December 31, 2008 was filed on February 12, 2008, prior to the commencement of your tender offer. Please revise to include the summarized financial information for the period ended December 31, 2008. Additionally, it does not appear you have presented all of the information required by Item 1-02(bb)(1) of Regulation S-X for all of the applicable periods. For example, please present the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K as required by Item 1010(c)(4). For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.

14. We note your disclaimer of responsibility for information contained in your offering document with respect to Galaxy Nutritional and affiliates. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy or completion. Revise accordingly.

Background of the Offer; Contracts with the Company, page 21

Galaxy Partners, page 21

15. We note your disclosure that a third party introduced Mr. Krieger to a broker who facilitated an introduction to David H. Lipka, Chairman of Galaxy Nutritional, which ultimately resulted in Galaxy Partners' acquisition of approximately 51.1% of Galaxy Nutritional's shares. Please identify the third party and broker, and each such individual's relationship with Galaxy Partners and/or Galaxy Nutritional.

16. Please also describe any previous relationship with Galaxy Partners and its affiliates with Galaxy Nutritional prior to the November 2008 acquisition.

17. We note your disclosure that Mr. Lipka on behalf of Galaxy Nutritional was seeking a purchaser for the interests in the company held by Frederick A. DeLuca, who was then the owner of approximately 3.9 million shares of common stock and also held a note from the company in the principal amount of approximately $2.7 million. Please explain why Galaxy Nutritional was actively seeking a buyer for ownership interests in the company held by Mr. DeLuca.

18. Please expand your discussion to describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting that occurred in September, October and November 2008.

19. We note your disclosure concerning the acquisition of shares representing approximately 51.1% of Galaxy Nutritional's common stock in November 2008. We also note that Mr. Krieger, along with two other Galaxy Partner members, were elected to Galaxy Nutritional's board of directors in connection with acquisition. Subsequently, you disclose that Mr. Krieger requested the Galaxy Nutritional board "to evaluate a reverse stock split." A Schedule 13E-3 must be filed when the persons engaged in the going private transaction take the first step in a series of transactions intended or reasonably likely to result in a going-private effect. Based on the above referenced discussion, it appears the acquisition of approximately 51% of Galaxy Nutritional shares by Galaxy Partners may have been a first step with respect to this going private transaction. Please advise us what consideration was given to the applicability of Rule 13e-3 to the acquisition of the 51% interest.

20. You indicate that in connection with the acquisition of Galaxy Nutritional's securities by Galaxy Partners, Mr. Lipka entered into a consulting agreement with Galaxy Partners and Fairway Dairy and Ingredients, an affiliate of Galaxy Partners. Please describe Fairway Dairy's affiliation with Galaxy Partners.

21. You also indicate that in consideration of the consulting agreement entered into Galaxy Partners and Fairway Dairy, Mr. Lipka agreed to waive his rights under Galaxy Nutritional's 2007 Stay Bonus, Severance Bonus and Sales Plan. What would Mr. Lipka

have been entitled to under that plan on the date he entered into the consulting agreement. Additionally, please explain why Mr. Lipka waived his rights under a plan offered by Galaxy Nutritional in connection with a consulting agreement that did not involve Galaxy Nutritional. Please revise your disclosure to explain.

22. You indicate that Mr. Krieger requested on December 29, 2008, the board of directors of Galaxy Nutritional form a special committee and evaluate a reverse stock split. Please explain why the reverse stock split was being evaluated.

23. In January 2009, it appears that the board of directors of Galaxy Nutritional postponed such action at the request of David Johnson, a board member of Galaxy Nutritional and a member of Galaxy Partners. Please explain why Mr. Johnson made the request and why the board determined to defer action on forming a special committee to evaluate a reverse stock split.

Mill Road, page 22

24. Please explain why Mill Road reduced its initial non-binding offer range of $.80 to $1.10 offered in July 2007 to $.69 in October 2007.

25. You disclose that Galaxy Nutritional and Mill Road ended their discussions in late 2007 because both parties were unable to agree on the terms for a possible transaction. Please explain the material terms that were at issue.

26. You indicate that on January 6, 2009, Mr. Krieger met with Mill Road and Mill Road invited "two individuals who it thought might be interested in serving in management positions at the Company, should Mill Road and Galaxy Partners acquire the Company." Please identify the two individuals and describe their affiliation with Mill Road, Galaxy Partners and/or Galaxy Nutritional.

Purpose of the Offer; Plans for the Company; Alternatives, Reasons and Effects, page 23

27. You disclose that individuals who will be identified upon consummation of the merger are expected to replace at least a portion of Galaxy Nutritional's present management. Please disclose which positions you intend to replace with individuals selected by MW1.

28. Please update MW1's interests in the net book value and net earnings of Galaxy Nutritional, measured as of December 31, 2008 and after the going private transaction. See Item 1013(d) of Regulation M-A and corresponding Instruction 3.

Source and Amount of Funds, page 28

29. We note the offer is expected to be consummated with available cash from MW1, who will receive such funds from Mill Road. Notwithstanding this disclosure, affirmatively

state whether or not any alternative financing plan exists. See Item 1007(b) of Regulation M-A.

Certain Conditions of the Offer, page 28

30. We note that the tender offer may be terminated if "by the Expiration Date, Galaxy Partners, Mill Road and Management have not entered into a mutually acceptable limited liability company operating agreement for MW1." While the offeror may permissibly condition this offer on any number of objective conditions outside of its control, reserving the right to terminate the offering based on the inaction by the above referenced parties appears to impermissibly render the offer illusory. Please revise or tell us how this condition does not make the offer illusory.

31. Additionally, we note you define the term "Management" in the carryover paragraph on page 24 as individuals who will serve as officers of Galaxy Nutritional as identified by MW1 "upon consummation of the Merger." Based on this language, it appears that individuals making up "Management" will not be determined until after the termination of this exchange offer. In that regard, please note that other than the receipt of governmental approvals, all conditions to the offer must be satisfied or waived before the expiration of the offer. To that end, please explain how the condition refereed to in the last comment will be satisfied before the expiration of the offer. Please revise your disclosure accordingly, or advise us.

32. We note your disclosure in the carryover paragraph on page 30 that the "foregoing conditions are for the sole benefit of MW1 and Purchaser and may be asserted by MW1 and Purchaser, in whole or in part, at any time and from time and time, in the sole discretion of MW1 and Purchaser." Please revise your language to make clear that all of your offer conditions, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer and not as your disclosure suggests may be asserted by you "at any time and from time to time."

Fairness of the Transaction, page 31

33. Please revise this section to indicate Galaxy Partners and MW1 considered the going private transaction, if true, to be substantively and procedurally fair to unaffiliated shareholders. Currently, your disclosure does not appear to expressly state the transaction is fair substantively and procedurally fair to unaffiliated shareholders who tender into the transaction and those who elect not to tender. See Q&A's 19 and 21 in Exchange Act Release 17719 (April 13, 1981).

34. Another factor listed in support for the fairness of the transaction is Galaxy Nutritional's "current and anticipated business, financial, results of operations and prospects, including the Company's prospects if it were to remain a public company." Without additional disclosure, it is unclear how the quoted language serves as a positive factor in considering

the fairness of the transaction to unaffiliated shareholders. Please expand your disclosure to specify and elaborate what Galaxy Partners and MW1 meant by that statement.

35. In addition, we note your disclosure that three members of Galaxy Partners are board members of Galaxy Nutritional, the Chairman of Galaxy Nutritional is serving as a consultant to Galaxy Partners, and the CEO of Galaxy Nutritional entered into an employment agreement pursuant to which he agreed to continue on as CEO until March 31, 2009 at the request of Mr. Krieger in connection with November 2008 acquisition of company shares by Galaxy Partners. Given such considerations, to the extent necessary, revise the procedural fairness discussion to specifically identify how a fairness determination was reached in the absence of the procedural safeguards identified in Item 1014(c),(d) and (e) of Regulation M-A. See General Instruction E to Schedule 13E-3 and Question and Answer No. 21 in Exchange Act Release 17719 (April 13, 1981).

36. You disclose in the first full paragraph on page 33 that Galaxy Nutritional and Galaxy Partners have "received several expressions of interest from stockholders of the Company, as well as third parties, related to the acquisition of Shares." Please describe the contents of these expressions of interests from stockholders.

Schedule IV

37. We note your disclosure on page 23 that Mill Road and Galaxy Partners entered into a Term Sheet on February 6, 2009 for the purpose of acquiring all of the outstanding shares of Galaxy Nutritional not held by Galaxy Partners. Further, we note that both Mill Road and Galaxy Partners filed a joint Schedule 13D on February 9, 2009. It appears that Mill Road and Galaxy Partners have formed a group under Rule 13d-5(b). Please tell us why Mill Road and members of Mill Road are not listed in this table and listed as having beneficial ownership of all shares held by every member of Galaxy Partners.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions